Exhibit 99.1

PENN WEST REGAINS COMPLIANCE WITH THE NEW YORK STOCK EXCHANGE’S

CONTINUED LISTING STANDARD REGARDING THE PRICE OF ITS COMMON STOCK

CALGARY, December 2, 2015—PENN WEST PETROLEUM LTD. (TSX—PWT; NYSE—PWE) (“Penn West”, “we”, “us” or “our”) is pleased to announce that it received notification yesterday from the New York Stock Exchange (the “NYSE”) that it has regained compliance with the NYSE’s continued listing standard regarding the price of its common stock.

On September 4, 2015, Penn West received notification from the NYSE that Penn West had fallen below the NYSE’s continued listing standard, which requires a minimum average closing price of US$1.00 over a consecutive 30 trading day period. Penn West regained compliance at the close of trading on November 30, 2015 since the average closing price of its common stock for the consecutive 30 trading days ended November 30, 2015 and the closing price of its common stock on November 30, 2015 both exceeded US$1.00.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the NYSE under the symbol “PWE”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207—9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com